UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-11333
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KAYDON CORPORATION EMPLOYEE STOCK
OWNERSHIP AND THRIFT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KAYDON CORPORATION
315 E. EISENHOWER PARKWAY
SUITE 300
ANN ARBOR, MI 48108

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Index to Financial Statements and
Supplemental Schedule
December 31, 2007 and 2006 and
Year ended December 31, 2007
The following documents are attached hereto as exhibits:
In accordance with the instruction to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA”. As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Kaydon Corporation Employee Stock Ownership and Thrift Plan
Date: June 25, 2008
By: The Plan Administrative Committee

By: /s/ Anthony T. Behrman
Anthony T. Behrman
Chairman
Plan Administrative Committee

Audited Financial Statements
and Supplemental Schedule
Kaydon Corporation Employee Stock Ownership and Thrift Plan
December 31, 2007 and 2006, and Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Audited Financial Statements and
Supplemental Schedule
December 31, 2007 and 2006, and
Year Ended December 31, 2007
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Administrative Committee
Kaydon Corporation Employee Stock
Ownership and Thrift Plan
We have audited the accompanying statements of net assets available for benefits of the Kaydon Corporation Employee Stock Ownership and Thrift Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst and Young LLP
Detroit, Michigan
June 23, 2008

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value:
Pooled separate accounts	$21,487,419	$18,269,945
Kaydon Corporation common stock	14,325,763	11,320,208
Guaranteed Income Fund	7,769,486	7,517,936
Participant loans	16,182	27,063

Total investments	43,598,850	37,135,152

Receivable
Dividend receivable	39,367	34,142

Total assets	43,638,217	37,169,294

Liabilities
Corrective distribution	89,809	82,030

Total liabilities	89,809	82,030

Net assets reflecting all investments at fair value	$43,548,408	$37,087,264

Net assets available for benefits	$43,548,408	$37,087,264

See accompanying notes.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Statement of Changes in Net Assets Available for Benefits
For Year Ended December 31, 2007

2007
Additions
Participant contributions	$2,964,912
Interest and dividend income	412,160
Employer contributions	60,909

Total additions	3,437,981

Deductions
Benefit payments to participants	2,948,807
Corrective distributions	89,809
Transaction expenses	9,004

Total deductions	3,047,620

Net realized and unrealized appreciation in fair value of investments	6,070,783

Net increase	6,461,144
Net assets available for benefits at beginning of year	37,087,264

Net assets available for benefits at end of year	$43,548,408

See accompanying notes.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements
December 31, 2007 and 2006, and
Year Ended December 31, 2007
1. Description of Plan
The following description of the Kaydon Corporation Employee Stock Ownership and Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan. All employees of Kaydon Corporation and subsidiaries and affiliates (the “Company”), excluding employees of ACE Controls, Inc., Purafil, Inc., Avon Bearings Corporation and Canfield Technologies, Inc. collectively bargained group, and foreign subsidiaries, who are at least 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1, April 1, July 1, or October 1 coincident with or immediately following completion of the 1,000th hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may authorize the Company to make tax deferred elective contributions on their behalf of not less than 1% nor more than 50% of their compensation, not to exceed the limitations established by the Internal Revenue Code (the “Code”). For eligible employees of Canfield Technologies, Inc., Tridan International, Inc. and Indiana Precision, Inc., the Company contributes to the Plan an amount equal to 25% of the contributions made by each participant. For all other participants, no employer matching contributions are made. The maximum matching contribution is equal to 25% of the maximum elective contribution, excluding catch-up contributions available to and made by employees 50 years of age or older, for participants for the year. The maximum contributions for the year, which includes pre-tax employee contributions, employer matching, and discretionary profit sharing contributions, is 100% of compensation less tax-deferred contributions subject to other limits. The Company may contribute to the Plan for each year a discretionary amount when approved by the Board of Directors. There were no discretionary employer contributions in 2007.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Accounts
Individual accounts are maintained for each participant to reflect the participants’ contributions, the employer contributions, investment earnings, and administrative expenses. Investment earnings are allocated based on each participant’s relative account balance within the respective fund. A participant forfeits the unvested portion of employer contributions upon five consecutive breaks in service (a single break in service is defined as a Plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce future employer contributions.
Vesting
Participants have a nonforfeitable right to their contributions and any earnings thereon. Discretionary employer contributions vest over a seven-year period (six-year period for contributions made after January 1, 2002) in annual increments ranging from 10% to 20%. A participant who terminates employment due to death, disability, or normal retirement shall be 100% vested in employer contributions.
Payment of Benefits
Benefits are paid in the form of a lump-sum payment via distribution of the Company’s common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation common stock. Benefits for participants in other funds are paid in cash. The payment date must not be later than the 60th day following the end of the Plan year in which the participant attains age 65, retires, terminates, or dies, as applicable. Distributions may be deferred until the participant reaches the age of 70 1/2 if the value of the distribution exceeds $1,000. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to their account and is notified by the trustee prior to the time that such rights are requested to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Plan Termination
Although it has not expressed the intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Expenses arising from termination would be allocated to the participants’ accounts in accordance with the Plan and the Code.
2. Summary of Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation
Except for the Guaranteed Income Fund with an insurance company for which contract value approximates fair value (Note 4), the Plan’s investments are stated at fair value. The fair value of participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common shares of Kaydon Corporation are valued at quoted market prices on the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The participant loans are valued at their outstanding balances, which approximate fair value.
Administrative Expenses
Although not required to do so, the Company paid certain administrative expenses of the Plan during 2007. The remaining transaction expenses were paid for out of Plan assets by Prudential Bank & Trust, FSB.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
3. Investments
Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31,
	2007	2006
Kaydon Corporation common stock	$14,325,763	$11,320,208
Guaranteed Income Fund	7,769,486	7,517,936
Large Cap Growth/Jennison Fund	4,398,175	3,950,280
Turner Mid-Cap Growth Fund	3,453,772	3,051,151
Templeton Foreign Account	3,185,216	2,515,937
High Grade Bond/BSAM Fund	—	1,992,074
During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices, as follows:

Net
Appreciation
in Fair Value
During Year
Pooled separate accounts	$1,961,221
Kaydon Corporation common stock	4,109,562

$6,070,783

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
4. Guaranteed Income Fund
During 2007 and 2006, the Plan invested in guaranteed funds with the Trustee. The investment in this fund is stated according to the Financial Accounting Standards Board (FASB) Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. The guaranteed funds are recorded at their contract values, as reported to the Plan by the Trustee, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. Contract value approximates fair value.
The Guaranteed Income Fund declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, Prudential Retirement Insurance and Annuity Company (“PRIAC”) considers the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 3.6% for January 1, 2007 through June 30, 2007, and 3.6% for July 1, 2007 through December 31, 2007. For all fully benefit-responsive investment contracts the average yield earned by the Plan, and the average yield earned and credited to participants, was 3.6% for 2007 and 3.6% for 2006. There are no reserves against contract values for credit risk of contract issues or otherwise. PRIAC has the contractual right to defer a transfer or distribution in the event that the total transfers or distributions from the contract’s pool exceed ten percent of the pool’s balance as of January 1. At this time the occurrence of events allowing a deferral is not probable. PRIAC did not invoke this deferral provision in 2007 or 2006.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
5. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements at December 31, 2007	$43,548,408
Less dividends receivable at December 31, 2007	(39,367)

Net assets available for benefits per the Form 5500 at December 31, 2007	$43,509,041

Net assets available for benefits per the financial statements at December 31, 2006	$37,087,264
Less dividends receivable at December 31, 2006	(34,142)

Net assets available for benefits per the Form 5500 at December 31, 2006	$37,053,122

The following is a reconciliation of interest and dividends per the financial statements to the Form 5500 for the year ended December 31, 2007:

Interest and dividends paid to the Plan per the financial statements	$412,160
Add dividends receivable at December 31, 2006	34,142
Less dividends receivable at December 31, 2007	(39,367)

Interest and dividends paid to the Plan per the Form 5500	$406,935

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
Notes to Financial Statements (continued)
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
7. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended is qualified and the related trust is tax exempt.
8. Impact of Recently Issued Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosure about fair value measurements. SFAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. SFAS 157 does not expand or require any new fair value measures; however the application of this statement may change current practice. The pronouncement is effective for the Plan’s year beginning January 1, 2008. In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which amends SFAS 157 by delaying the adoption of SFAS 157 for our non-financial assets and non-financial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The Company is currently analyzing the impact of SFAS 157 on the Plan’s financial statements.

Kaydon Corporation
Employee Stock Ownership and Thrift Plan
EIN #13-3186040          Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2007

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value
*Prudential Retirement Insurance & Annuity Company
	Guaranteed Income Fund		$7,769,486
	Large Cap Growth/Jennison Fund		4,398,175
	Turner Mid-Cap Growth Fund		3,453,772
	Templeton Foreign Account		3,185,216
	High Grade Bond/BSAM Fund		2,003,990
	Retirement Goal 2020 Fund		1,478,971
	Small Cap Value/Kennedy Capital Fund		1,187,549
	Large Cap Value/AJO Fund		1,179,167
	Mid Cap Value/Wellington Mgmt Fund		1,163,829
	Retirement Goal 2030 Fund		839,828
	Small Cap Growth/Times Square Fund		734,802
	Retirement Goal 2010 Fund		595,613
	Retirement Goal 2040 Fund		461,224
	Waddell & Reed Adv. SCI & Tech		338,759
	Cohen & Strs Rlty Income Fund		229,040
	Retirement Goal Income Fund		81,194
	MFS International Growth Fund		79,748
	Retirement Goal 2050 Fund		76,542

*Kaydon Corporation	Kaydon Corporation common stock		14,325,763

*Participant loans	Interest rate 9.50%; matures 1/2009	$—	16,182

			$43,598,850

*	Party in interest

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm